Seaport West 155 Seaport Boulevard Boston, MA 02210-2600 617 832 1000 main 617 832 7000 fax

Robert W. Sweet, Jr. 617 832 1160 direct RWS@foleyhoag.com

January 20, 2015

Via EDGAR

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	Zosano Pharma Corporation
Registration Statement on Form S-1
Originally filed June 24, 2014
File No. 333-196983

Dear Mr. Riedler:

This letter constitutes supplemental correspondence on behalf of Zosano Pharma Corporation (the “Company”) related to the above-referenced filing (the “Registration Statement”), and is submitted together with the Company’s pre-effective Amendment No. 7 to the Registration Statement (“Amendment No. 7”) in accordance with the Securities Act of 1933, as amended.

Amendment No. 7 is being filed solely for the purpose of amending Item 16 of “Part II—Information Not Required in Prospectus” and the related Exhibit Index, and refiling an amended version of Exhibit 10.41, in response to the Staff’s comment letter dated January 16, 2015 relating to the Company’s Confidential Treatment Application dated December 10, 2014. As a courtesy to the Staff, two hard copies of Amendment No. 7 will be provided under separate cover, along with two additional hard copies that have been marked to show the changes effected in Amendment No. 7 as compared to the Registration Statement, as amended to date.

Should the Staff have any comments or questions, please feel free to contact me at (617) 832-1160 or in my absence, Jeffrey Quillen at (617) 832-1205 or Joel Needleman at (617) 832-3097.

ATTORNEYS AT LAW	BOSTON | WASHINGTON | PARIS | FOLEYHOAG.COM

Mr. Jeffrey P. Riedler

January 20, 2015

Thank you for your continued courtesy and assistance.

Sincerely,

/s/ Robert W. Sweet, Jr.

Robert W. Sweet, Jr.

cc:	Mr. Vikram Lamba (Zosano Pharma Corporation)